FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1
News Release dated July 20, 2015 entitled, "CN reports Q2-2015 net income of C$886 million, or C$1.10 per diluted share”
"Adjusted diluted earnings per share (EPS) for Q2-2015 increased by 12 per cent to C$1.15 (1) "

Item 2	Unaudited Consolidated Financial Statements and Notes thereto

Item 1
North America’s Railroad

NEWS RELEASE

CN reports Q2-2015 net income of C$886 million,
or C$1.10 per diluted share

Adjusted diluted earnings per share (EPS) for Q2-2015 increased by 12 per cent to C$1.15 (1)

MONTREAL, July 20, 2015 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2015.

Second-quarter 2015 financial highlights
•
Net income was C$886 million, or C$1.10 per diluted share, compared with net income of C$847 million, or C$1.03 per diluted share, for second-quarter 2014.  The Q2-2015 results included a deferred income tax expense of C$42 million (C$0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

•	Excluding the deferred income tax expense, Q2-2015 adjusted diluted EPS increased 12 per cent to C$1.15 from year-earlier diluted EPS of C$1.03. (1)
•	Q2-2015 operating income increased eight per cent to C$1,362 million.
•	Second-quarter 2015 revenues were flat at C$3,125 million, carloadings decreased by three per cent, and revenue ton-miles declined by seven per cent.
•	CN’s operating ratio for Q2-2015 improved by 3.2 points to 56.4 per cent from 59.6 per cent the year before.
•	Free cash flow for the first six months of 2015 was C$1,051 million, compared with C$1,270 million for the year-earlier period. (1)

Claude Mongeau, president and chief executive officer, said: “I’m proud of our very solid second-quarter results, driven by the team’s swift action to recalibrate resources and double-down on efficiency, while continuing to improve customer service.

“CN is pleased to reaffirm its outlook for double-digit adjusted EPS growth in 2015 versus last year’s adjusted diluted EPS of C$3.76 despite volume growth that remains constrained by weakness in several markets, as well as challenging year-over-year comparables. (2)

“We’re focused on our long-term agenda and investing C$2.7 billion in CN’s capital program this year to support it, with an emphasis on the integrity and safety of the network.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses. On a constant currency basis, CN’s net income for the second quarter of 2015 would have been lower by C$64 million, or C$0.08 per diluted share. (1)

Second-quarter 2015 revenues, traffic volumes and expenses
Revenues for the second quarter of 2015 were flat at C$3,125 million. Revenues increased for automotive (17 per cent), forest products (eight per cent), petroleum and chemicals (four per cent), and intermodal (two per cent). Revenues declined for metals and minerals (five per cent), grain and fertilizers (seven per cent), and coal (26 per cent).

The revenue performance was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; and strong overseas intermodal demand and higher volumes of finished vehicle traffic. These factors were almost entirely offset by a lower applicable fuel surcharge rate; lower volumes of Canadian grain versus the prior year’s record crop; decreased shipments of coal due to weaker global demand; reduced shipments of energy-related commodities, including crude oil, frac sand, and drilling pipe; as well as lower volumes of semi-finished steel products and iron ore.

Carloadings for the quarter declined by three per cent to 1,414 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, declined by seven per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by seven per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Operating expenses for the quarter decreased by five per cent to C$1,763 million, mainly due to lower fuel costs and lower labor and fringe benefits expense, partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses as well as increased purchased services and material expense.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2015 key assumptions
CN has made a number of economic and market assumptions in preparing its 2015 outlook. The Company is now assuming that North American industrial production for the year will increase by approximately one per cent, compared with its April 20, 2015, assumption of three per cent, that U.S. housing starts will be in the range of 1.2 million units, and that U.S. motor vehicles sales will be approximately 16.7 million units. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line while the U.S. grain crop was above trend. CN assumes that the 2015/2016 grain crops in both Canada and the United States will be in-line with trend yields. CN is no longer counting on growth in customer shipments of energy-related commodities, namely crude oil and frac sand, compared with its previous assumption announced on April 20, 2015, of 40,000 carloads of growth. With these assumptions, CN now assumes total carloads for all freight categories in 2015 will be generally comparable with 2014, versus its April 20, 2015, forecast of three per cent growth. CN expects  continued pricing improvement above inflation. CN assumes that in 2015 the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that the average price of crude oil (West Texas Intermediate) will fluctuate around US$50 per barrel. In 2015, CN plans to invest approximately C$2.7 billion in its capital program, of which approximately C$1.4 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The 2015 capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2015 outlook.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited

Item 2

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2015	2014	2015	2014
Revenues	$3,125	$3,116	$6,223	$5,809
Operating expenses
Labor and fringe benefits	542	560	1,210	1,147
Purchased services and material	434	390	891	778
Fuel	327	484	688	952
Depreciation and amortization	285	257	581	513
Equipment rents	83	84	177	161
Casualty and other	92	83	251	180
Total operating expenses	1,763	1,858	3,798	3,731
Operating income	1,362	1,258	2,425	2,078
Interest expense	(105)	(91)	(209)	(183)
Other income (Note 3)	16	2	20	96
Income before income taxes	1,273	1,169	2,236	1,991
Income tax expense (Note 4)	(387)	(322)	(646)	(521)
Net income	$886	$847	$1,590	$1,470

Earnings per share (Note 5)
Basic	$1.10	$1.03	$1.97	$1.78
Diluted	$1.10	$1.03	$1.96	$1.77

Weighted-average number of shares (Note 5)
Basic	803.5	821.8	806.4	824.9
Diluted	808.0	825.3	811.1	828.3

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended		Six months ended
	June 30		June 30
In millions	2015	2014	2015	2014
Net income	$886	$847	$1,590	$1,470
Other comprehensive income (loss) (Note 9)
Net gain (loss) on foreign currency translation	(18)	(30)	78	(5)
Net change in pension and other postretirement benefit plans	54	30	115	63
Other comprehensive income before income taxes	36	-	193	58
Income tax recovery (expense)	(27)	(38)	42	(14)
Other comprehensive income (loss)	9	(38)	235	44
Comprehensive income	$895	$809	$1,825	$1,514

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	June 30	December 31
In millions	2015	2014

Assets

Current assets
Cash and cash equivalents	$86	$52
Restricted cash and cash equivalents (Note 6)	462	463
Accounts receivable	910	928
Material and supplies	463	335
Deferred and receivable income taxes	76	163
Other	162	125
Total current assets	2,159	2,066
Properties	30,053	28,514
Pension asset	1,070	882
Intangible and other assets	323	330
Total assets	$33,605	$31,792

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,596	$1,657
Current portion of long-term debt	1,502	544
Total current liabilities	3,098	2,201
Deferred income taxes	7,383	6,902
Other liabilities and deferred credits	662	704
Pension and other postretirement benefits	666	650
Long-term debt	7,842	7,865
Shareholders’ equity
Common shares	3,687	3,718
Common shares in Share Trusts (Note 6)	(44)	-
Additional paid-in capital	461	439
Accumulated other comprehensive loss (Note 9)	(2,192)	(2,427)
Retained earnings	12,042	11,740
Total shareholders’ equity	13,954	13,470
Total liabilities and shareholders’ equity	$33,605	$31,792

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	Trusts	capital	loss (Note 9)	earnings	equity

Balance at December 31, 2014	809.4	-	$3,718	$-	$439	$(2,427)	$11,740	$13,470

Net income							1,590	1,590
Stock-based compensation	0.4		18		22		(2)	38
Share repurchase program (Note 6)	(10.7)		(49)				(784)	(833)
Share purchases by Share Trusts (Note 6)	(0.6)	0.6		(44)				(44)
Other comprehensive income						235		235
Dividends							(502)	(502)
Balance at June 30, 2015	798.5	0.6	$3,687	$(44)	$461	$(2,192)	$12,042	$13,954

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	(1) Trusts	capital	(1) loss (Note 9)	earnings	equity

Balance at December 31, 2013	830.6	-	$3,795	$-	$220	$(1,850)	$10,788	$12,953

Net income							1,470	1,470
Stock-based compensation	0.5		15		3			18
Share repurchase program (Note 6)	(11.9)		(58)				(672)	(730)
Other comprehensive income						44		44
Dividends							(412)	(412)
Balance at June 30, 2014	819.2	-	$3,752	$-	$223	$(1,806)	$11,174	$13,343

See accompanying notes to unaudited consolidated financial statements.
(1) The Company reclassified certain 2014 balances from Common shares to Additional paid-in capital to conform with the 2015 presentation.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended		Six months ended
	June 30		June 30
In millions	2015	2014	2015	2014
Operating activities
Net income	$886	$847	$1,590	$1,470
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	285	257	581	513
Deferred income taxes	147	53	217	148
Gain on disposal of property (Note 3)	-	-	-	(80)
Changes in operating assets and liabilities:
Accounts receivable	5	(47)	76	(99)
Material and supplies	(35)	(27)	(119)	(81)
Accounts payable and other	(91)	143	(70)	96
Other current assets	10	24	(7)	11
Pensions and other, net	(4)	23	(73)	(60)
Net cash provided by operating activities	1,203	1,273	2,195	1,918
Investing activities
Property additions	(659)	(482)	(1,127)	(730)
Disposal of property (Note 3)	-	-	-	97
Change in restricted cash and cash equivalents	11	3	1	(20)
Other, net	(14)	(15)	(17)	(15)
Net cash used in investing activities	(662)	(494)	(1,143)	(668)
Financing activities
Issuance of debt	-	-	-	347
Repayment of debt	(9)	(117)	(56)	(573)
Net issuance of commercial paper (Note 6)	69	(180)	379	9
Common shares issued for stock options exercised,
equity award settlements, and excess tax benefits	3	6	13	13
Repurchase of common shares (Note 6)	(402)	(347)	(812)	(712)
Purchase of common shares by Share Trusts (Note 6)	(44)	-	(44)	-
Dividends paid	(250)	(206)	(502)	(412)
Net cash used in financing activities	(633)	(844)	(1,022)	(1,328)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	-	(6)	4	(9)
Net increase (decrease) in cash and cash equivalents	(92)	(71)	34	(87)
Cash and cash equivalents, beginning of period	178	198	52	214
Cash and cash equivalents, end of period	$86	$127	$86	$127
Supplemental cash flow information
Net cash receipts from customers and other	$3,083	$3,060	$6,295	$5,732
Net cash payments for:
Employee services, suppliers and other expenses	(1,564)	(1,512)	(3,364)	(3,196)
Interest	(111)	(105)	(202)	(210)
Personal injury and other claims	(13)	(11)	(28)	(24)
Pensions (Note 7)	(6)	(7)	(92)	(100)
Income taxes	(186)	(152)	(414)	(284)
Net cash provided by operating activities	$1,203	$1,273	$2,195	$1,918

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (“CN” or the “Company”) financial position as at June 30, 2015 and December 31, 2014, its results of operations and cash flows for the three and six months ended June 30, 2015 and 2014, as well as changes in shareholders’ equity for the six months ended June 30, 2015 and 2014.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto. While management believes that the disclosures presented are adequate to ensure that the information is not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto.

2 - Recent accounting pronouncement
On April 7, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, Interest – Imputation of Interest. This ASU simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt. This standard is effective for annual and interim reporting periods beginning after December 15, 2015. Early adoption is permitted and the new guidance should be applied on a retrospective basis. The Company plans to implement this standard in the fourth quarter of 2015. The Company does not expect a significant impact to its Consolidated Financial Statements from the adoption of this standard.

On July 9, 2015, the FASB affirmed its proposal to defer the effective date of ASU 2014-09, Revenue from Contracts with Customers, by one year. As a result, this standard is effective for annual and interim reporting periods beginning after December 15, 2017. The FASB further affirmed its proposal to permit all entities to early adopt this standard, but not before the original effective date for annual and interim reporting periods beginning after December 15, 2016. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, the transition method to apply and adoption period. The Company does not expect a significant impact to its Consolidated Financial Statements from the adoption of this standard.

3 - Other income
Included in Other income are gains and losses on the disposal of land and property, as well as foreign exchange gains and losses related to foreign exchange forward contracts (see Note 11 – Financial instruments) and the re-measurement of foreign currency denominated monetary assets and liabilities.

Disposal of property
2014
Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 - Income taxes
The Company recorded income tax expense of $387 million and $646 million for the three and six months ended June 30, 2015, respectively, compared to $322 million and $521 million, respectively, for the same periods in 2014.

Included in the 2015 figures was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
  Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

5 – Earnings per share
	Three months ended June 30		Six months ended June 30
In millions, except per share data	2015	2014	2015	2014
Net income	$886	$847	$1,590	$1,470

Weighted-average basic shares outstanding	803.5	821.8	806.4	824.9
Effect of stock-based compensation	4.5	3.5	4.7	3.4
Weighted-average diluted shares outstanding	808.0	825.3	811.1	828.3

Basic earnings per share	$1.10	$1.03	$1.97	$1.78
Diluted earnings per share	$1.10	$1.03	$1.96	$1.77

6 - Financing activities
Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. On March 12, 2015, the Company exercised such option and extended the term of its agreement by one year to May 5, 2020. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at June 30, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the six months ended June 30, 2015.

Commercial paper
The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are back-stopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent on a combined basis. As at June 30, 2015, the Company had total commercial paper borrowings of $380 million (nil as at December 31, 2014) at a weighted-average interest rate of 0.87% presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. As at June 30, 2015, the Company had proceeds of $50 million ($50 million as at December 31, 2014) received under the accounts receivable securitization program presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 0.96% (1.24% as at December 31, 2014) which is secured by, and limited to, $56 million ($56 million as at December 31, 2014) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at June 30, 2015, the Company had letters of credit drawn of $485 million ($487 million as at December 31, 2014) from a total committed amount of $517 million ($511 million as at December 31, 2014) by the various banks. As at June 30, 2015, cash and cash equivalents of $462 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Share purchases
Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 28.0 million common shares between October 24, 2014 and October 23, 2015. As at June 30, 2015, the Company had repurchased 16.3 million common shares for $1,243 million under its current program.

The following table provides the information related to the share repurchase programs for the three and six months ended June 30, 2015 and 2014:
	Three months ended June 30		Six months ended June 30
In millions, except per share data	2015	2014	2015	2014
Number of common shares repurchased (1)	5.3	5.6	10.7	11.9
Weighted-average price per share (2)	$77.14	$64.70	$78.17	$61.29
Amount of repurchase (3)	$404	$365	$833	$730

(1)	Includes repurchases of common shares in the first quarters of 2015 and 2014 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.
(3)	Includes settlements in subsequent periods.

Share purchases by Share Trusts
In 2014, the Company established Employee Benefit Plan Trusts (the “Share Trusts”) to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 8 - Stock-based compensation). For the three and six months ended June 30, 2015, the Share Trusts purchased 0.6 million common shares for $44 million at a weighted-average price per share of $74.39, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company’s 2014 Annual Consolidated Financial Statements.

7 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 12 - Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

Components of net periodic benefit cost (income) for pensions and other postretirement benefits (OPEB)

	Three months ended June 30				Six months ended June 30
	Pensions		OPEB		Pensions		OPEB
In millions	2015	2014	2015	2014	2015	2014	2015	2014
Current service cost	$35	$31	$-	$-	$78	$66	$1	$1
Interest cost	162	177	2	4	325	355	5	6
Expected return on plan assets	(251)	(244)			(502)	(489)
Amortization of prior service cost	1	1	1	-	2	2	1	1
Amortization of net actuarial loss (gain)	53	30	(1)	(1)	114	62	(2)	(2)
Net periodic benefit cost (income) (1)	$-	$(5)	$2	$3	$17	$(4)	$5	$6

(1)	In the second quarter of 2015, the Company revised its estimate of full year Net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions for the six months ended June 30, 2015 and 2014 of $92 million and $100 million, respectively, primarily represent contributions to the Company’s main pension plan, the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. In 2015, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

8 - Stock-based compensation
The Company has various stock-based compensation plans for eligible employees. A description of the Company’s major plans is provided in Note 14 – Stock plans to the Company’s 2014 Annual Consolidated Financial Statements.

	Three months ended June 30		Six months ended June 30
In millions	2015	2014	2015	2014
Equity settled awards
Share Units Plan (1)	$9	$-	$17	$-
Stock option awards	2	3	5	5
Equity settled awards expense	$11	$3	$22	$5

Cash settled awards
Share Units Plan (1)	$(7)	$31	$2	$45
Voluntary Incentive Deferral Plan (2)	(5)	20	(4)	21
Cash settled awards expense (recovery)	$(12)	$51	(2)	66
Total stock-based compensation expense (recovery)	$(1)	$54	$20	$71
Tax benefit recognized in income	$-	$15	$5	$19

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Equity settled awards
Share Units Plan
Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
PSU-ROIC awards vest from 0% to 200%, subject to the attainment of a return on invested capital (ROIC) performance condition (previously from 0% to 150% for PSUs-ROIC outstanding as at December 31, 2014) over the plan period. Payout of PSU-ROIC awards is conditional upon the attainment of a minimum share price.

PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company’s TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

Equity settled PSUs are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts. The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by their respective vesting factor less amounts withheld to satisfy the participant’s minimum statutory withholding tax requirement.

The settlement of PSUs, for senior and executive management employees, is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Equity settled awards (excluding stock option awards)

	PSUs-ROIC (1)		PSUs-TSR (2)		DSUs (3)
	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2014	0.9	$71.05	-	N/A	1.7	$76.29
Granted	0.4	$50.87	0.1	$114.86	-	$81.18
Outstanding at June 30, 2015	1.3	$64.32	0.1	$114.86	1.7	$76.44

(1)
The grant date fair value of PSUs-ROIC granted in 2015 of $22 million is calculated using a lattice-based valuation model. As at June 30, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $30 million and is expected to be recognized over a weighted-average period of 1.7 years.

(2)
The grant date fair value of PSUs-TSR granted in 2015 of $16 million is calculated using a Monte Carlo simulation model. As at June 30, 2015, the total unrecognized compensation cost related to non-vested PSUs-TSR outstanding was $11 million and is expected to be recognized over a weighted-average period of  2.1 years.

(3)
The grant date fair value of DSUs granted in 2015 of $2 million is calculated using an intrinsic value model and represents deferrals of the annual incentive bonus payment and other eligible incentive payments. As at June 30, 2015, the total unrecognized compensation cost related to non-vested DSUs outstanding was $1 million. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant, representing a minimal number of units. As at June 30, 2015, the aggregate intrinsic value of DSUs outstanding amounted to $127 million.

Stock option awards

	Options outstanding
		Weighted-
	Number	average
	of options	exercise price
	In millions
Outstanding at December 31, 2014 (1)	7.5	$37.37
Granted (2)	0.8	$84.49
Exercised	(0.4)	$29.71
Outstanding at June 30, 2015 (1) (3) (4)	7.9	$44.41
Exercisable at June 30, 2015 (1) (4)	5.6	$35.14

(1)		Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)		The grant date fair value of options awarded in 2015 of $11 million ($13.21 per unit) is calculated using the Black-Scholes option-pricing model.
(3)		As at June 30, 2015, total unrecognized compensation cost related to non-vested options outstanding was $12 million and is expected to be recognized over a weighted-average period of 2.1 years.
(4)
As at June 30, 2015, substantially all stock options were in-the-money. The weighted-average term to expiration of outstanding options was 5.7 years and the weighted-average term to expiration of exercisable stock options was 4.6 years. As at June 30, 2015, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $229 million and aggregate intrinsic value of stock options exercisable amounted to $207 million.

Cash settled awards

Number of units - In millions	PSUs-ROIC (1)	DSUs (2)
Outstanding at December 31, 2014	1.6	0.5
Settled	(0.9)	(0.1)
Outstanding at June 30, 2015	0.7	0.4

(1)
As at June 30, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $15 million and is expected to be recognized over a weighted-average period of 1.3 years. As at June 30, 2015 the PSU liability was $52 million ($157 million as at December 31, 2014).

(2)
As at June 30, 2015, total unrecognized compensation cost related to non-vested DSUs outstanding was minimal. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units. As at June 30, 2015 the DSU liability was $36 million ($40 million as at December 31, 2014).

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

9 - Accumulated other comprehensive loss
In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at March 31, 2015	$(362)	$(2,449)	$7	$(2,804)		$603		$(2,201)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(120)			(120)		-		(120)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	102			102		(13)		89
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		52		52	(2)	(13)	(3)	39
Amortization of prior service cost		2		2	(2)	(1)	(3)	1
Other comprehensive income (loss)	(18)	54	-	36		(27)		9
Balance at June 30, 2015	$(380)	$(2,395)	$7	$(2,768)		$576		$(2,192)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative i nstruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	622			622		-		622
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(544)			(544)		72		(472)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		112		112	(2)	(29)	(3)	83
Amortization of prior service cost		3		3	(2)	(1)	(3)	2
Other comprehensive income	78	115	-	193		42		235
Balance at June 30, 2015	$(380)	$(2,395)	$7	$(2,768)		$576		$(2,192)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 7 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at March 31, 2014	$(508)	$(1,482)	$8	$(1,982)		$214		$(1,768)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(257)			(257)		-		(257)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	227			227		(31)		196
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		29		29	(2)	(7)	(3)	22
Amortization of prior service cost		1		1	(2)	-		1
Other comprehensive income (loss)	(30)	30	-	-		(38)		(38)
Balance at June 30, 2014	$(538)	$(1,452)	$8	$(1,982)		$176		$(1,806)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	19			19		-		19
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(24)			(24)		1		(23)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		60		60	(2)	(15)	(3)	45
Amortization of prior service cost		3		3	(2)	-		3
Other comprehensive income (loss)	(5)	63	-	58		(14)		44
Balance at June 30, 2014	$(538)	$(1,452)	$8	$(1,982)		$176		$(1,806)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 7 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

10 - Major commitments and contingencies
Commitments
As at June 30, 2015, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,525 million ($1,054 million as at December 31, 2014). The Company also has estimated remaining commitments of approximately $527 million (US$422 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC).

In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $60 million (US$48 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at June 30, 2015, the Company had aggregate reserves for personal injury and other claims of $305 million, of which $49 million was recorded as a current liability ($298 million as at December 31, 2014, of which $48 million was recorded as a current liability).

       Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2015, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

  The Company has identified 245 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 7 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

  The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

As at June 30, 2015, the Company had aggregate accruals for environmental costs of $133 million, of which $67 million was recorded as a current liability ($114 million as at December 31, 2014, of which $45 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A list of indemnifications found in various types of contracts with third parties is provided in Note 16 – Major commitments and contingencies to the Company’s 2014 Annual Consolidated Financial Statements.

Guarantees
(a) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2015 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at June 30, 2015, the maximum exposure in respect of these guarantees was $195 million ($194 million as at December 31, 2014). There are no recourse provisions to recover any amounts from third parties.

(b) Other guarantees
As at June 30, 2015, the Company, including certain of its subsidiaries, had granted $485 million ($487 million as at December 31, 2014) of irrevocable standby letters of credit and $115 million ($106 million as at December 31, 2014) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2015, the maximum potential liability under these guarantee instruments was $600 million ($593 million as at December 31, 2014), of which $524 million ($525 million as at December 31, 2014) related to workers’ compensation and other employee benefit liabilities and $76 million ($68 million as at December 31, 2014) related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2015 and 2018.

The Company had not recorded a liability as at June 30, 2015 with respect to its guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under its guarantee instruments.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

11 - Financial instruments
Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at June 30, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$350 million (US$350 million as at December 31, 2014). Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the three and six months ended June 30, 2015, the Company recorded a pre-tax loss of $7 million and a pre-tax gain of $29 million, respectively, related to foreign exchange forward contracts, compared to nil and a pre-tax gain of $10 million, respectively, for the same periods in 2014. As at June 30, 2015, the Company recorded an unrealized gain of $38 million ($9 million as at December 31, 2014) related to foreign exchange forward contracts in Other current assets in the Consolidated Balance Sheet.

Fair value of financial instruments
The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, and Accounts payable and other, approximate fair value.
Included in Intangible and other assets are equity investments for which the carrying amount approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs. As at June 30, 2015, the Company’s investments had a carrying amount of $63 million ($58 million as at December 31, 2014) and a fair value of $196 million ($183 million as at December 31, 2014).

The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2. As at June 30, 2015, the Company’s debt had a carrying amount of $9,344 million ($8,409 million as at December 31, 2014) and a fair value of $10,488 million ($9,767 million as at December 31, 2014).

Additional information related to the fair value of financial instruments, including a description of the fair value hierarchy which defines the criteria used to classify financial instruments as Level 1, Level 2 or Level 3 is provided in Note 17 – Financial instruments to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Financial measures
Key financial performance indicators
Total revenues ($ millions)	3,125	3,116	6,223	5,809
Rail freight revenues ($ millions)	2,927	2,942	5,907	5,520
Operating income ($ millions)	1,362	1,258	2,425	2,078
Adjusted diluted earnings per share ($) (1)	1.15	1.03	2.01	1.68
Free cash flow ($ millions) (1)	530	776	1,051	1,270
Property additions ($ millions)	659	482	1,127	730
Share repurchases ($ millions)	404	365	833	730
Dividends per share ($)	0.3125	0.2500	0.6250	0.5000

Financial position
Total assets ($ millions)	33,605	30,634	33,605	30,634
Total liabilities ($ millions)	19,651	17,291	19,651	17,291
Shareholders' equity ($ millions)	13,954	13,343	13,954	13,343

Financial ratio
Operating ratio (%)	56.4	59.6	61.0	64.2

Operational measures (2)
Statistical operating data
Gross ton miles (GTM) (millions)	110,709	116,243	222,099	217,719
Revenue ton miles (RTM) (millions)	55,713	60,081	112,842	113,415
Carloads (thousands)	1,414	1,463	2,767	2,702
Route miles (includes Canada and the U.S.)	19,500	19,800	19,500	19,800
Employees (end of period)	24,761	24,875	24,761	24,875
Employees (average for the period)	25,177	24,565	25,206	24,161

Key operating measures
Rail freight revenue per RTM (cents)	5.25	4.90	5.23	4.87
Rail freight revenue per carload ($)	2,070	2,011	2,135	2,043
GTMs per average number of employees (thousands)	4,397	4,732	8,811	9,011
Operating expenses per GTM (cents)	1.59	1.60	1.71	1.71
Labor and fringe benefits expense per GTM (cents)	0.49	0.48	0.54	0.53
Diesel fuel consumed (US gallons in millions)	106.0	112.3	220.3	219.2
Average fuel price ($ per US gallon)	2.73	3.84	2.79	3.90
GTMs per US gallon of fuel consumed	1,044	1,035	1,008	993
Terminal dwell (hours)	14.6	15.4	15.7	17.4
Train velocity (miles per hour)	26.2	26.2	25.5	25.1

Safety indicators (3)
Injury frequency rate (per 200,000 person hours)	1.46	1.47	1.55	1.78
Accident rate (per million train miles)	2.49	2.42	2.48	2.40

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(3)	Based on Federal Railroad Administration (FRA) reporting criteria.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended June 30				Six months ended June 30
	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues (millions of dollars)
Petroleum and chemicals	586	564	4%	(4%)	1,229	1,132	9%	-
Metals and minerals	351	370	(5%)	(14%)	728	678	7%	(2%)
Forest products	424	393	8%	(1%)	842	732	15%	6%
Coal	148	201	(26%)	(32%)	307	383	(20%)	(26%)
Grain and fertilizers	489	526	(7%)	(12%)	1,024	957	7%	1%
Intermodal	728	716	2%	(3%)	1,417	1,337	6%	2%
Automotive	201	172	17%	7%	360	301	20%	9%
Total rail freight revenues	2,927	2,942	(1%)	(7%)	5,907	5,520	7%	-
Other revenues	198	174	14%	5%	316	289	9%	1%
Total revenues	3,125	3,116	-	(7%)	6,223	5,809	7%	-
Revenue ton miles (millions)
Petroleum and chemicals	12,425	12,779	(3%)	(3%)	26,042	25,658	1%	1%
Metals and minerals	5,430	6,018	(10%)	(10%)	11,141	11,027	1%	1%
Forest products	7,605	7,582	-	-	14,847	14,137	5%	5%
Coal	3,916	5,733	(32%)	(32%)	8,126	11,027	(26%)	(26%)
Grain and fertilizers	11,783	14,073	(16%)	(16%)	24,727	25,386	(3%)	(3%)
Intermodal	13,493	13,048	3%	3%	26,086	24,709	6%	6%
Automotive	1,061	848	25%	25%	1,873	1,471	27%	27%
Total revenue ton miles	55,713	60,081	(7%)	(7%)	112,842	113,415	(1%)	(1%)
Rail freight revenue / RTM (cents)
Petroleum and chemicals	4.72	4.41	7%	(1%)	4.72	4.41	7%	(1%)
Metals and minerals	6.46	6.15	5%	(4%)	6.53	6.15	6%	(3%)
Forest products	5.58	5.18	8%	(1%)	5.67	5.18	9%	1%
Coal	3.78	3.51	8%	(1%)	3.78	3.47	9%	1%
Grain and fertilizers	4.15	3.74	11%	5%	4.14	3.77	10%	4%
Intermodal	5.40	5.49	(2%)	(6%)	5.43	5.41	-	(4%)
Automotive	18.94	20.28	(7%)	(14%)	19.22	20.46	(6%)	(14%)
Total rail freight revenue per RTM	5.25	4.90	7%	-	5.23	4.87	7%	-
Carloads (thousands)
Petroleum and chemicals	158	160	(1%)	(1%)	322	321	-	-
Metals and minerals	243	267	(9%)	(9%)	480	474	1%	1%
Forest products	112	113	(1%)	(1%)	221	213	4%	4%
Coal	105	141	(26%)	(26%)	220	266	(17%)	(17%)
Grain and fertilizers	147	172	(15%)	(15%)	301	312	(4%)	(4%)
Intermodal	581	547	6%	6%	1,103	1,004	10%	10%
Automotive	68	63	8%	8%	120	112	7%	7%
Total carloads	1,414	1,463	(3%)	(3%)	2,767	2,702	2%	2%
Rail freight revenue / carload (dollars)
Petroleum and chemicals	3,709	3,525	5%	(3%)	3,817	3,526	8%	-
Metals and minerals	1,444	1,386	4%	(5%)	1,517	1,430	6%	(3%)
Forest products	3,786	3,478	9%	-	3,810	3,437	11%	2%
Coal	1,410	1,426	(1%)	(9%)	1,395	1,440	(3%)	(10%)
Grain and fertilizers	3,327	3,058	9%	3%	3,402	3,067	11%	5%
Intermodal	1,253	1,309	(4%)	(8%)	1,285	1,332	(4%)	(8%)
Automotive	2,956	2,730	8%	(1%)	3,000	2,688	12%	2%
Total rail freight revenue per carload	2,070	2,011	3%	(4%)	2,135	2,043	5%	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2015 unaudited Interim Consolidated Financial Statements, and Notes thereto.

For the three and six months ended June 30, 2015, the Company reported adjusted net income of $928 million, or $1.15 per diluted share and $1,632 million, or $2.01 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the three and six months ended June 30, 2014, the Company reported adjusted net income of $847 million, or $1.03 per diluted share and $1,398 million, or $1.68 per diluted share, respectively. The adjusted figures for the six months ended June 30, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).

The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2015	2014	2015	2014
Net income as reported	$886	$847	$1,590	$1,470
Adjustments:
Other income	-	-	-	(80)
Income tax expense	42	-	42	8
Adjusted net income	$928	$847	$1,632	$1,398
Basic earnings per share as reported	$1.10	$1.03	$1.97	$1.78
Impact of adjustments, per share	0.05	-	0.05	(0.09)
Adjusted basic earnings per share	$1.15	$1.03	$2.02	$1.69
Diluted earnings per share as reported	$1.10	$1.03	$1.96	$1.77
Impact of adjustments, per share	0.05	-	0.05	(0.09)
Adjusted diluted earnings per share	$1.15	$1.03	$2.01	$1.68

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.23 per US$1.00, for both the three and six months ended June 30, 2015, and $1.09 and $1.10 per US$1.00, respectively, for the three and six months ended June 30, 2014.

On a constant currency basis, the Company’s net income for the three and six months ended June 30, 2015 would have been lower by $64 million, or $0.08 per diluted share and $120 million, or $0.15 per diluted share, respectively.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended June 30		Six months ended June 30
In millions	2015	2014	2015	2014
Net cash provided by operating activities	$1,203	$1,273	$2,195	$1,918
Net cash used in investing activities	(662)	(494)	(1,143)	(668)
Net cash provided before financing activities	541	779	1,052	1,250

Adjustment: Change in restricted cash and cash equivalents	(11)	(3)	(1)	20
Free cash flow	$530	$776	$1,051	$1,270

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	June 30,	2015	2014
Debt-to-total capitalization ratio (1)		40.1%	36.5%
Add: Impact of present value of operating lease commitments (2)		1.6%	1.6%
Adjusted debt-to-total capitalization ratio		41.7%	38.1%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated	Twelve months ended June 30,	2015	2014
Debt		$9,344	$7,661
Add: Present value of operating lease commitments (2)		647	563
Adjusted debt		9,991	8,224

Operating income		4,971	4,129
Add: Depreciation and amortization		1,118	1,008
EBITDA (excluding Other income)		6,089	5,137
Add: Deemed interest on operating leases		30	28
Adjusted EBITDA		$6,119	$5,165
Adjusted debt-to-adjusted EBITDA multiple		1.63 times	1.59 times

(1)		Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at June 30, 2015, as compared to the same period in 2014, was mainly due to an increased debt level, primarily caused by a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, driven by a higher debt level as at June 30, 2015, which was partly offset by a higher operating income earned for the twelve months ended June 30, 2015, as compared to the twelve months ended June 30, 2014.

Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	July 20, 2015	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel